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                                                                 Exhibit (a)(13)


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                                                               PRESS RELEASE 1/2
                                                                October 27, 2000
                                                           For immediate release

          Wyant Corporation Announces Agreement Regarding Tender Offer

Bridgewater NJ: October 27, 2000 -- Wyant Corporation (NasdaqSC: "WYNT") announced today that Perkins Papers Ltd., a Canadian corporation ("Parent") and Perkins Acquisition Corp., a New York corporation ("Purchaser") have agreed to proceed with the tender offer to acquire all outstanding shares of common stock of Wyant Corporation (the "Company") at a price of $4.00 per share in cash. As described below, this agreement will require certain approvals by the Securities and Exchange Commission ("SEC"). In order to obtain these approvals, the Purchaser is extending its offer to 12:00 midnight, New York City time, on Monday, November 13, 2000. The tender offer was previously scheduled to expire at 12:00 midnight on Thursday, October 26, 2000.

     As of the close of business on October 26, 2000, approximately 2,198,250 shares, including guaranteed deliveries, of Wyant Corporation common stock have been validly tendered and not withdrawn pursuant to the tender offer, representing approximately 96.8% of the 2,270,617 shares of common stock issued and outstanding.

     Wyant Corporation also announced that Purchaser and Parent have renegotiated their agreement with Mr. James A. Wyant, the Vice Chairman of the Board and Corporate Secretary of Wyant Corporation and the largest holder of the Company's common stock. Mr. Wyant is also the holder of 1,333,333 shares of Class E Exchangeable Preferred Stock (the "Class E Preferred Stock") of Wood Wyant Inc., a wholly owned subsidiary of the Company. The Class E Preferred Stock is exchangeable, on demand and without additional consideration, for shares of Wyant Corporation's common stock on a one-for-one basis. Under a Stock Purchase Agreement dated August 30, 2000, and as more particularly described in the Offer to Purchase, Perkins agreed to purchase from Mr. Wyant all of his shares of Class E Preferred stock at a purchase price of $4.00 per share in cash. As a result of the discovery of the accounting irregularities at Wyant Corporation's Tennessee subsidiary, IFC Disposables, Inc., Parent and Purchaser have determined that the aggregate consideration that they should pay to acquire the Company should be reduced. The Company has argued against this conclusion and in support of maintaining the $4.00 per share price to be paid to all holders of the Company's common stock.

     As a result of further negotiations, Parent and Mr. Wyant have agreed, with the concurrence of the Company and other Wyant family members, to reduce the purchase price paid to Mr. Wyant for his Class E Preferred Stock under the Stock Purchase Agreement to $3.51 per share, and to amend Mr. Wyant's employment agreement to reduce by one half the amounts to be paid to him thereunder as a result of the change in control of the Company resulting from the tender offer. This would result in an aggregate Class E Preferred Stock purchase price reduction of $650,000 and an aggregate employment contract payment reduction of approximately $91,000, for an aggregate reduced cost to Perkins of approximately $741,000.

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                                                               PRESS RELEASE 2/2
                                                                October 27, 2000
                                                           For immediate release


This solution is acceptable to Parent, the Company, Mr. Wyant and the other members of the Wyant family, subject only to confirmation that it does not contravene any applicable law or regulation.

     Legal counsel to Parent has advised Parent that the agreement to purchase Mr. Wyant's Class E Preferred Stock at the reduced price of $3.51 can only be effected if Perkins is granted an exemption by the SEC to the application of Rule 14e-5 under the Securities Exchange Act of 1934. This rule, among other things, prohibits a person making a cash tender offer for an equity security from, directly or indirectly, purchasing or making any arrangement to purchase such security or any security which is immediately convertible into or exchangeable for such security, otherwise than pursuant to such offer, from the time the offer is publicly announced until its expiration.

     Parent has announced that it will, prior to the expiration of the tender offer, file an amendment to its Schedule TO and amend its offer to purchase to reflect all of the foregoing.

     As a consequence of the extension of the expiration date, holders of Wyant Corporation common stock may tender or withdraw shares until 12:00 midnight, New York City time, on Monday, November 13, 2000, unless the offer is further amended.

Contact:

M. A. D'Amour    (514) 636-9926 ext. 2261 -    mdamour@wyantcorp.com
D. C. MacMartin  (514) 636-9926 ext. 2259 - dmacmartin@wyantcorp.com

Detailed corporate information and press releases can be accessed at:

                               www.wyantcorp.com


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                                                      1170 U.S. Highway 22 East,
                                                                      Suite 203,
                                                           Bridgewater, NJ 08807